

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 5, 2011

Via E-mail
Brian L. Hauff, President and CEO
Silicon South, Inc.
9160 Diamond Road
Richmond, BC
Canada

> **Re: Silicon South, Inc.**
> **Amendment No. 2 to Form 8-K**
> **Filed April 4, 2011**
> **File No. 000-51906**

Dear Mr. Hauff:

We have reviewed your amended filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Risk Factors, page 9

We note that you conduct substantially all of your operations outside of the United States. In order to enhance our understanding of how you prepare your financial statements and assess your internal control over financial reporting, we ask that you provide us with information that will help us answer the following questions:

How do you maintain your books and records and prepare your financial statements?

1. If you maintain your books and records in accordance with U.S. GAAP, describe the controls you maintain to ensure that the activities you conduct and the transactions you consummate are recorded in accordance with U.S. GAAP.

2. If you do not maintain your books and records in accordance with U.S. GAAP, tell us what basis of accounting you use and describe the process you go through to convert your

books and records to U.S. GAAP for SEC reporting. Describe the controls you maintain to ensure that you have made all necessary and appropriate adjustments in your conversions and disclosures.

What is the background of the people involved in your financial reporting?

3. We would like to understand more about the background of the people who are primarily responsible for preparing and supervising the preparation of your financial statements and evaluating the effectiveness of your internal control over financial reporting and their knowledge of U.S. GAAP and SEC rules and regulations. Do not identify people by name, but for each person, please tell us:
    a) what role he or she takes in preparing your financial statements and evaluating the effectiveness of your internal control;
    b) what relevant education and ongoing training he or she has had relating to U.S. GAAP;
    c) the nature of his or her contractual or other relationship to you;
    d) whether he or she holds and maintains any professional designations such as Certified Public Accountant (U.S.) or Certified Management Accountant; and
    e) about his or her professional experience, including experience in preparing and/or auditing financial statements prepared in accordance with U.S. GAAP and evaluating effectiveness of internal control over financial reporting.

4. If you retain an accounting firm or other similar organization to prepare your financial statements or evaluate your internal control over financial reporting, please tell us:
    a) the name and address of the accounting firm or organization;
    b) the qualifications of their employees who perform the services for your company;
    c) how and why they are qualified to prepare your financial statements or evaluate your internal control over financial reporting;
    d) how many hours they spent last year performing these services for you; and
    e) the total amount of fees you paid to each accounting firm or organization in connection with the preparation of your financial statements and in connection with the evaluation of internal control over financial reporting for the most recent fiscal year end.

5. If you retain individuals who are not your employees and are not employed by an accounting firm or other similar organization to prepare your financial statements or evaluate your internal control over financial reporting, do not provide us with their names, but please tell us:
    a) why you believe they are qualified to prepare your financial statements or evaluate your internal control over financial reporting;
    b) how many hours they spent last year performing these services for you; and
    c) the total amount of fees you paid to each individual in connection with the preparation of your financial statements and in connection with the evaluation of internal control over financial reporting for the most recent fiscal year end.

Do you have an audit committee financial expert?

6. If you identify an audit committee financial expert in your filings, please describe his or her qualifications, including the extent of his or her knowledge of U.S. GAAP and internal control over financial reporting.

7. If you do not identify an audit committee financial expert in your filings, please describe the extent of the audit committee's U.S. GAAP knowledge. If you do not have a separately created audit committee, please describe the extent of the Board of Directors' knowledge of U.S. GAAP and internal control over financial reporting.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources, page 20

8. We note your response to comment 14 that the company entered into an oral agreement with CFG modifying the funding agreement to include terms that the $200,000 would be characterized as a non-interest loan. Revise the disclosure to address all the material terms of your oral agreement with CFG. We note that the addendum to the funding agreement does not address the extension of the expiration date of the options to April 30, 2011.   Since the company is party to an oral contract that would be required to be filed as an exhibit pursuant to Item 601(b)(10) if it were written, you must provide a written description of the contract as an exhibit to the registration statement. Additionally, please clarify the amount of funds advanced prior to closing since both the addendum to the funding agreement and the attached promissory note refer to "($2,000,000 USD)" and "Two hundred thousand". We may have further comment.

 Exhibits

9. We reissue comment 20 of our letter dated March 1, 2011. We note that you have re-filed Exhibits 10.2 and 10.3, but they still appear to be missing Schedule A. Please re-file such exhibits in their entirety in an amendment to your Form 8-K.

10. Please revise your Form 8-K/A to include the unaudited financial statements for China Wastewater, Inc. for the nine month period ended September 30, 2010 and 2009, as listed under exhibit 99.2.

    We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

    You may contact Brian McAllister at (202) 551-3341 or Ryan Milne, Accounting Branch

Chief, at (202) 551-3688 if you have questions regarding comments on the financial statements and related matters. Please contact Shehzad Niazi at (202) 551-3121 or David Link at (202) 551-3356 with any other questions.

Sincerely,

/s/ David Link for

John Reynolds
Assistant Director